Exhibit 3.1
CERTIFICATE OF INCORPORATION
OF
HEARST TELEVISION INC.

June 4, 2009
     FIRST: The name of the corporation is Hearst Television Inc. (the “Corporation”).
     SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.
     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
     FOURTH: The aggregate number of shares of stock that the Corporation shall have authority to issue is 1,000. The par value of each such share shall be $0.01.
     FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
(1)	The business and affairs of the Corporation shall be managed by or under the direction of the board of directors.

(2)	The board of directors shall have power, without the consent of the stockholders (except as provided by applicable law), to make, alter, amend, change, add to or repeal the Bylaws of the Corporation.

(3)	The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation.

(4)	In addition to the powers and authority herein or by law expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation, all as in effect from time to time.
     SIXTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation, provided that the foregoing shall not eliminate or limit any liability that may exist with respect to (i) a breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the DGCL or (iv) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the directors of the Corporation to the fullest extent permitted by Section 102(b)(7) of the DGCL. To the fullest extent permitted by the DGCL, the Corporation shall indemnify any and all of its directors and officers, or former directors and officers, or any person who may have served at the Corporation’s request as a director or officer of another corporation, partnership, limited liability company, joint venture, trust, or other entity or enterprise.

     SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by law and in this Certificate of Incorporation, and all rights conferred upon stockholders, directors and officers herein are granted subject to this reservation.